UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) ☐ Form 10-K        ☐ Form 20-F       ☐ Form 11-K       ☒ Form 10-Q       ☐ Form 10-D       ☐ Form N-CEN        ☐ Form N-CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

KING RESOURCES, INC.

Full Name of Registrant:

Former Name if Applicable

Unit 1813, 18/F, Fo Tan Industrial Centre

26-28 Au Pui Wan Street

Address of Principal Executive Office (Street and Number)

Fo Tan, Hong Kong

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Due to events unforeseen by the Company, it is unable to complete its Quarterly Report on Form 10-Q for the period ending September 30, 2025 without an unreasonable effort and expense due to continuing staffing shortages. The Registrant will file the 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

WONG Nga Yin Polin		+852 3585 8905
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the six months ended September 30, 2025, the Company reported net revenues of approximately $38,402 as compared to $38,423 for the same period ended September 30, 2024. The cost of revenue was approximately $23,041 and $23,053 for the six months ended September 30, 2025, and 2024, respectively. Operating expenses for the six months ended September 30, 2025, was approximately $648,235, as compared to $193,222 for the same period ended June 30, 2024. Other income for the six months ended September 30, 2025, was approximately $0, as compared to other income of $2,513,875 for the same period ended June 30, 2024. This resulted in a net loss of approximately $632,874 and net income of $2,336,135 for the six months ended September 30, 2025, and 2024, respectively.

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KING RESOURCES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2025	By:	/s/ WONG Nga Yin Polin
	Name:	Chief Executive Officer, Chief Financial Officer and Secretary
	Title:	(Principal Executive)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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